TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2021	2020	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	18	57,868	16,740	126,515	81,366
Finance revenue		2	9	8	101
Other revenue		-	106	33	328
		57,870	16,855	126,556	81,795

EXPENSES
Production and operating	7,18	16,741	11,473	45,912	45,136
Overlift	10	15,551	-	15,551	-
Selling costs		2,161	54	3,866	1,103
General and administrative		4,230	2,542	12,937	8,397
Foreign exchange (gain) loss		(75)	(65)	(32)	100
Finance costs	5	227	552	1,030	1,956
Depletion, depreciation and amortization	9	6,592	5,493	18,366	23,402
Asset retirement obligation accretion	11	47	66	158	194
Loss (gain) on financial instruments	4	861	(395)	10,270	(7,568)
Gain on overlift liability	10	(120)	-	(120)	-
Impairment (reversal) loss	9	(31,521)	-	(31,521)	73,495
		14,694	19,720	76,417	146,215

Earnings (loss) before income taxes		43,176	(2,865)	50,139	(64,420)

Income tax expense - current		6,096	3,092	16,361	10,122
NET EARNINGS (LOSS)		37,080	(5,957)	33,778	(74,542)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		(1,296)	1,188	(130)	(1,371)
COMPREHENSIVE INCOME (LOSS)		35,784	(4,769)	33,648	(75,913)

Net earnings (loss) per share	17
Basic		0.51	(0.08)	0.47	(1.03)
Diluted		0.51	(0.08)	0.46	(1.03)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	6	53,952	34,510
Accounts receivable	4	29,030	9,996
Prepaids and other		3,642	3,530
Product inventory	7	-	5,828
		86,624	53,864
Non-Current
Intangible exploration and evaluation assets	8	1,245	584
Property and equipment
Petroleum and natural gas assets	9	172,652	140,059
Other	9	2,334	2,917
Deferred taxes		4,408	3,723
		267,263	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	14	49,319	21,667
Derivative commodity contracts	4	3,285	398
Current portion of lease obligations	12	922	1,553
Current portion of long-term debt	13	-	14,897
Overlift liability	10	15,431	-
		68,957	38,515
Non-Current
Long-term debt	13	6,882	6,567
Asset retirement obligations	11	13,519	13,042
Other long-term liabilities		1,235	544
Lease obligations	12	51	461
Deferred taxes		4,408	3,723
		95,052	62,852

SHAREHOLDERS’ EQUITY
Share capital	15	152,805	152,805
Accumulated other comprehensive income		1,770	1,900
Contributed surplus		25,377	25,109
Deficit		(7,741)	(41,519)
		172,211	138,295
		267,263	201,147

Commitments and Contingencies (Note 14)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Nine Months Ended September 30
	Notes	2021	2020

Share Capital
Balance, beginning and end of period	15	152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		1,900	1,134
Currency translation adjustment		(130)	(1,371)
Balance, end of period		1,770	(237)

Contributed Surplus
Balance, beginning of period		25,109	24,673
Share-based compensation expense	16	268	340
Balance, end of period		25,377	25,013

(Deficit) Retained Earnings
Balance, beginning of period		(41,519)	35,878
Net earnings (loss)		33,778	(74,542)
Balance, end of period		(7,741)	(38,664)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2021	2020	2021	2020

OPERATING
Net earnings (loss)		37,080	(5,957)	33,778	(74,542)
Adjustments for:
Depletion, depreciation and amortization	9	6,592	5,493	18,366	23,402
Asset retirement obligation accretion	11	47	66	158	194
Impairment (recovery) loss	9	(31,521)	-	(31,521)	73,495
Share-based compensation	16	1,403	(72)	4,990	(489)
Finance costs	5	227	552	1,030	1,956
Unrealized (gain) loss on financial instruments	4	(1,327)	267	2,891	(761)
Unrealized loss (gain) on foreign currency translation		2	(26)	14	6
Gain on overlift	10	(120)	-	(120)	-
Asset retirement obligations settled	11	(2)	-	(24)	(20)
Changes in non-cash working capital	19	14,645	(3,672)	17,356	(5,712)
Net cash generated by (used in) operating activities		27,026	(3,349)	46,918	17,529

INVESTING
Additions to intangible exploration and evaluation assets	8	(83)	-	(661)	(337)
Additions to petroleum and natural gas assets	9	(11,494)	(399)	(17,381)	(6,721)
Additions to other assets	9	(47)	(38)	(86)	(185)
Changes in non-cash working capital	19	5,642	(1,883)	7,989	(2,545)
Net cash used in investing activities		(5,982)	(2,320)	(10,139)	(9,788)

FINANCING
Interest paid	5	(190)	(396)	(774)	(1,526)
Increase in long-term debt	13	95	114	320	282
Payments on lease obligations	12	(499)	(366)	(1,570)	(1,141)
Repayments of long-term debt	13	(10,000)	(1,504)	(15,000)	(11,504)
Changes in non-cash working capital	19	3	-	(6)	-
Net cash used in financing activities		(10,591)	(2,152)	(17,030)	(13,889)

Currency translation differences relating to cash and cash equivalents		(140)	49	(307)	(38)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		10,313	(7,772)	19,442	(6,186)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		43,639	34,837	34,510	33,251
CASH AND CASH EQUIVALENTS, END OF PERIOD		53,952	27,065	53,952	27,065

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2021 and December 31, 2020 and for the three and nine month periods ended September 30, 2021 and 2020

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 2T8.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2020.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 1, 2021.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2020 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the IASB requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, overlift liability, lease obligations and long-term debt.

The Company has classified its cash and cash equivalents, overlift liability and derivative commodity contracts as fair value through profit or loss. All are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2021		December 31, 2020
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	53,952	53,952	34,510	34,510
Financial assets at amortized cost	29,030	29,030	9,996	9,996
Financial liabilities at fair value through profit or loss	18,716	18,716	398	398
Financial liabilities at amortized cost	57,174	57,174	45,145	45,248

Assets and liabilities as at September 30, 2021 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company’s cash and cash equivalents, overlift liability and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts and overlift liability are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 13), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale. The Company is committed to hedge 60% of its forecasted 1P entitlement production.

In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2021, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Oct 2021 - Dec 2021	3-Way Collar	150,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Oct 2021 - Dec 2021	Swap	349,600	3,800	2.76

The gains and losses on financial instruments for the three and nine months ended September 30, 2021 and 2020 are comprised as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2021	2020	2021	2020
Realized derivative loss (gain) during the period	2,188	(662)	7,379	(6,807)
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(1,327)	267	2,891	(761)
Loss (gain) on financial instruments	861	(395)	10,270	(7,568)

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	September 30, 2021	December 31, 2020
Neither impaired nor past due	10,533	6,542
Not impaired and past due in the following period:
Within 30 days	6,380	2,255
31-60 days	7,276	34
61-90 days	4,407	510
Over 90 days	434	655
Accounts receivable	29,030	9,996

During the three months ended September 30, 2021 the Company sold an Egypt crude oil cargo of 499.6 Mbbls to third party buyers for net proceeds of $33.3 million, which were collected in August. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the third quarter of 2021 the Company sold 307.5 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $20.9 million. As at September 30, 2021, $24.5 million (December 31, 2020 - $6.0 million) of the total accounts receivable balance of $29.0 million (December 31, 2020 - $10.0 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would decrease net earnings for the three months ended September 30, 2021 by approximately $0.9 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $0.9 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at September 30, 2021 was $0.9 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would decrease net earnings for the three months ended September 30, 2021 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase net earnings by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company maintains nominal balances of British Pounds Sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q3-2021 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three months ended September 30, 2021, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2021:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	49,319	49,319	-	-	-
Overlift liability	Yes-Liability	15,431	15,431	-	-	-
Long-term debt	Yes-Liability	6,882	-	6,882	-	-
Lease obligations[3]	Yes-Liability	1,075	1,052	23	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	1,235	-	1,235	-	-
Derivative commodity contracts	Yes-Liability	3,285	3,285	-	-	-
Equipment and facility leases (short-term)[4]	No	596	596	-	-	-
Total		78,823	69,683	9,140	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2021 exchange rates.
[3]	These amounts include the notional principal and interest payments.
[4]	Equipment leases include one facility contract and two workover rigs.

As at September 30, 2021, the Company had $27.7 million of revolving credit facilities with $6.9 million drawn and $20.8 million available. The Company has a prepayment agreement with Mercuria that was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges. During the quarter, the prepayment agreement was fully repaid in the amount of $10.0 million (See Note 13). The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($17.7 million), of which C$8.7 million ($6.9 million) was drawn and outstanding. During the nine months ended September 30, 2021, the Company had drawings of C$0.4 million ($0.3 million) on this facility (See Note 13).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

5. FINANCE COSTS

Finance costs recognized in net loss were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2021	2020	2021	2020
Interest on long-term debt	105	315	536	1,284
Interest on borrowing base facility	82	85	238	243
Amortization of deferred financing costs	-	101	103	294
Interest on lease obligations	40	51	153	135
Finance costs	227	552	1,030	1,956
Interest paid	190	396	774	1,526

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	September 30, 2021	December 31, 2020
Cash	53,952	34,510
Cash equivalents	-	-
Cash and cash equivalents	53,952	34,510

All of the Company's cash is on deposit with high credit-quality financial institutions.

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at September 30, 2021, the Company held nil crude oil inventory (December 31, 2020 – 227.9 Mbbls valued at approximately $25.57 per barrel) and was in an overlift position of approximately 221.7 Mbbls. Overlift represents an obligation for the Company to deliver the equivalent future entitlement production (See Note 10).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2020	584
Additions to exploration and evaluation assets	661
Balance at September 30, 2021	1,245

The ending balance of intangible exploration and evaluation assets as at September 30, 2021 includes $0.6 million in Canada (December 31, 2020 - $0.6 million) and $0.7 in South Ghazalat (December 31, 2020 - $Nil).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2020	720,304	19,751	740,055
Increase in right-of-use assets	-	376	376
Additions	17,381	86	17,467
Change in estimate for asset retirement obligations (Note 11)	355	-	355
Balance at September 30, 2021	738,040	20,213	758,253

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2020	583,230	16,834	600,064
Depletion, depreciation and amortization for the period[1]	16,573	1,045	17,618
Impairment reversal	(31,521)	-	(31,521)
Balance at September 30, 2021	568,282	17,879	586,161

Foreign Exchange
Balance at December 31, 2020	2,985	-	2,985
Currency translation adjustments	(91)	-	(91)
Balance at September 30, 2021	2,894	-	2,894

Net book value
At December 31, 2020	140,059	2,917	142,976
At September 30, 2021	172,652	2,334	174,986
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

At September 30, 2021 indicators of impairment reversal were present on the Company’s PNG assets in the West Gharib, West Bakr, North West Gharib and Canada cash-generating units (“CGU”) due to an increase and stabilization in forecasted commodity prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations at September 30, 2021 on the identified CGUs based on fair value less costs to sell (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used a discount rate of 15% for Egypt and 10% for Canada and the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2021	70.30	67.33	3.52	96.20	78.47	65.84	13.69	0.790
2022	75.00	72.00	3.75	91.19	59.87	47.04	12.16	0.795
2023	72.51	69.01	3.20	85.01	48.38	32.26	10.26	0.800
2024	71.24	67.24	2.99	82.78	46.96	31.31	9.56	0.800
2025	72.66	68.58	3.05	84.42	47.90	31.94	9.77	0.800
2026	74.12	69.96	3.12	86.12	48.86	32.57	9.98	0.800
2027	75.59	71.35	3.17	87.84	49.84	33.23	10.18	0.800
2028	77.11	72.78	3.24	89.60	50.83	33.89	10.41	0.800
2029	78.66	74.24	3.31	91.39	51.85	34.57	10.63	0.800
2030	80.22	75.72	3.37	93.22	52.89	35.26	10.86	0.800
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.800
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective October 1, 2021.
[2]	Percentage change represents the increase in each year after 2030 to the end of the reserves life.

Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested resulting in $31.5 million of impairment reversal being recorded:

CGU	Impairment reversal
West Gharib	20,527
West Bakr	4,615
North West Gharib	3,028
Canada	3,351
Total	31,521
[1]	The impairment reversal for all CGUs was limited to total accumulated impairments less subsequent depletion.

The following table discloses the carrying amounts and depreciation charges for right-of-use assets by class of underlying asset as at and for the nine months ended September 30, 2021:

($000s)	PNG Assets	Other Assets	Total
Net book value at December 31, 2020	1,443	397	1,840
Increase in right-of-use assets	-	376	376
Depreciation for the period	(801)	(535)	(1,336)
Net book value at September 30, 2021	642	238	880

10. OVERLIFT LIABILITY

Overlift refers to a situation where the Company lifts barrels in excess of its entitlement crude oil inventory at the time of sale. An overlift liability represents an obligation for the Company to deliver the equivalent future entitlement production. Settlement occurs when this entitlement production is delivered to settle the overlift liability. At the time of an overlift, the Company recognizes the revenue from the cargo lifting, with an equivalent cost recorded to an expense resulting in no net earnings impact related to the overlifted barrels during the period. When the overlift is settled, the expense is reversed to recognize the net income earned on the cargo lifting in the period of production.

The overlift liability is valued based on the Dated Brent oil price, less Gharib quality differential, at the balance sheet date. A gain/loss on overlifted oil volumes is recorded on the difference between the original liability and the fair value of the liability at the balance sheet date.

As at September 30, 2021, TransGlobe’s overlift liability includes 221.7 Mbbls valued at approximately $69.61 per barrel (December 31, 2020 – nil).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

11. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in TransGlobe's asset retirement obligations:

($000s)
Balance at December 31, 2020	13,042
Changes in estimates for asset retirement obligations and additional obligations recognized	355
Obligations settled	(24)
Asset retirement obligation accretion	158
Effect of movements in foreign exchange rates	(12)
Balance at September 30, 2021	13,519

As at September 30, 2021, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligations to be $13.5 million as at September 30, 2021 (December 31, 2020 - $13.0 million). These payments are expected to be made between 2021 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 0.53% and 1.98% (December 31, 2020 – 2.00%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2020 – 2.00%).

As at September 30, 2021 there is no ARO associated with the Egypt production sharing concessions.

12. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at September 30, 2021	As at December 31, 2020
Less than 1 year	1,052	1,760
1 - 3 years	23	434
Total lease payments	1,075	2,194
Amounts representing interest	102	180
Present value of net lease payments	973	2,014
Current portion of lease obligations	922	1,553
Non-current portion of lease obligations	51	461

During the nine months ended September 30, 2021, the Company incurred $0.2 million (September 30, 2020 - $0.1 million) on interest expense and paid a total cash outflow of $1.6 million (September 30, 2020 - $1.1 million) relating to lease obligations.

13. LONG-TERM DEBT

As at September 30, 2021, interest-bearing debt was comprised as follows:

	September 30, 2021	December 31, 2020
Prepayment agreement	-	14,897
Reserves-based lending facility	6,882	6,567
Balance, end of period	6,882	21,464

As at December 31, 2020, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $15.0 million was drawn. During the third quarter of 2021, the $10.0 million outstanding under the prepayment agreement was repaid in full, amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges.

As at September 30, 2021, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million (17.7 million), of which C$8.7 million ($6.9 million) was drawn (December 31, 2020 - C$8.3 million/$6.6 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2020: 2.25% to 4.25%) depending on the Company’s net debt to trailing cash flow ratio. Under the agreement, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%. There were no other changes to the key terms of the agreement from December 31, 2020. During the nine months ended September 30, 2021, the Company drew C$0.4 million ($0.3 million) on the revolving facility.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following table reconciles the changes in TransGlobe's long-term debt, including the current portion:

($000s)
Balance at December 31, 2020	21,464
Draws on revolving credit facility	320
Repayment of long-term debt	(15,000)
Amortization of deferred financing costs	103
Effects of movements in foreign exchange rates	(5)
Balance at September 30, 2021	6,882
Non-current portion of long-term debt	6,882

During the nine months ended September 30, 2021, the Company paid $0.8 million (September 30, 2020 - $1.5 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2021.

The estimated future debt payments on long-term debt as of September 30, 2021 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2022	-	6,882	6,882

14. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	49,319	49,319	-	-	-
Overlift liability	Yes-Liability	15,431	15,431	-	-	-
Long-term debt	Yes-Liability	6,882	-	6,882	-	-
Lease obligations[3]	Yes-Liability	1,075	1,052	23	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	1,235	-	1,235	-	-
Derivative commodity contracts	Yes-Liability	3,285	3,285	-	-	-
Equipment and facility leases (short-term)[4]	No	596	596	-	-	-
Total		78,823	69,683	9,140	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2021 exchange rates.
[3]	These amounts include the notional and principal interest payments.
[4]	Equipment leases include one facility contract and two workover rigs.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

On March 31, 2015, TG Holdings Yemen, Inc. ("TG Holdings"), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as "Block 32". In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.

A decision was rendered by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2021.

15. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at September 30, 2021 and December 31, 2020 are outlined below:

	Nine Months Ended September 30, 2021		Year Ended December 31, 2020
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning and end of period	72,543	152,805	72,543	152,805

16. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended September 30, 2021		Year Ended December 31, 2020
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,589	2.16	4,481	2.86
Granted	402	2.16	819	0.79
Expired	(1,002)	2.19	(711)	4.99
Options outstanding, end of period	3,989	2.15	4,589	2.16
Options exercisable, end of period	2,715	2.35	2,797	2.35

Compensation expense of $0.3 million was recorded during the nine months ended September 30, 2021 (September 30, 2020 - $0.3 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. No employee stock options were exercised during the nine month periods ended September 30, 2021 and 2020. As at September 30, 2021 and December 31, 2020, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at September 30, 2021 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2020	835	2,272	826
Granted	362	602	200
Exercised / Released	(344)	(592)	(94)
Units outstanding, September 30, 2021	853	2,282	932

During the nine months ended September 30, 2021, compensation expense of $4.7 million (September 30, 2020 - $0.8 million recovery) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) in respect of the revaluation of outstanding share units granted under the three plans described above.

17. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and nine months ended September 30, 2021 was 72,542,071 (three and nine months ended September 30, 2020 - 72,542,071). The diluted weighted-average number of common shares outstanding for the three and nine months ended September 30, 2021 was 72,980,255 (September 30, 2020 - 72,542,071) and 72,982,789 (September 30, 2020 - 72,542,071), respectively. These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and nine month period ended September 30, 2021, the Company excluded 2,344,399 and 3,169,899 stock options (three months ended September 30, 2020 - 4,589,042; nine months ended September 30, 2020 - 3,769,935) as their exercise price was greater than the average common share market price in the periods.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and nine months ended September 30, 2021 and 2020: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended September 30
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	91,783	28,644	3,617	2,484	-	-	95,400	31,128
Natural gas sales	-	-	1,179	769	-	-	1,179	769
Natural gas liquids sales	-	-	2,205	1,149	-	-	2,205	1,149
Less: royalties	(39,771)	(15,825)	(1,145)	(481)	-	-	(40,916)	(16,306)
Petroleum and natural gas sales, net of royalties	52,012	12,819	5,856	3,921	-	-	57,868	16,740
Finance revenue	-	-	-	-	2	9	2	9
Other revenue	-	-	-	-	-	106	-	106
Total segmented revenue	52,012	12,819	5,856	3,921	2	115	57,870	16,855

Segmented expenses
Production and operating	14,882	10,051	1,859	1,422	-	-	16,741	11,473
Overlift	15,551	-	-	-	-	-	15,551	-
Selling costs	2,161	54	-	-	-	-	2,161	54
General and administrative	1,150	913	237	224	2,843	1,405	4,230	2,542
Foreign exchange gain	-	-	-	-	(75)	(65)	(75)	(65)
Finance costs	140	457	86	92	1	3	227	552
Depletion, depreciation and amortization	4,761	3,367	1,746	1,925	85	201	6,592	5,493
Asset retirement obligation accretion	-	-	47	66	-	-	47	66
Loss (gain) on financial instruments	569	(395)	292	-	-	-	861	(395)
Gain on overlift	(120)	-	-	-	-	-	(120)	-
Impairment reversal	(28,170)	-	(3,351)	-	-	-	(31,521)	-
Income tax expense	6,096	3,092	-	-	-	-	6,096	3,092
Segmented net earnings (loss)	34,992	(4,720)	4,940	192	(2,852)	(1,429)	37,080	(5,957)

Capital expenditures
Exploration and development	2,903	506	8,702	(99)	-	-	11,605	407
Corporate	-	-	-	-	19	30	19	30
Total capital expenditures	2,903	506	8,702	(99)	19	30	11,624	437

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	206,588	126,363	10,232	6,489	-	-	216,820	132,852
Natural gas sales	-	-	3,258	2,057	-	-	3,258	2,057
Natural gas liquids sales	-	-	6,001	2,873	-	-	6,001	2,873
Less: royalties	(96,098)	(54,644)	(3,466)	(1,772)	-	-	(99,564)	(56,416)
Petroleum and natural gas sales, net of royalties	110,490	71,719	16,025	9,647	-	-	126,515	81,366
Finance revenue	-	16	-	-	8	85	8	101
Other revenue	-	-	-	-	33	328	33	328
Total segmented revenue	110,490	71,735	16,025	9,647	41	413	126,556	81,795

Segmented expenses
Production and operating	40,729	40,440	5,183	4,696	-	-	45,912	45,136
Overlift	15,551	-	-	-	-	-	15,551	-
Selling costs	3,866	1,103	-	-	-	-	3,866	1,103
General and administrative	3,656	3,978	792	673	8,489	3,746	12,937	8,397
Foreign exchange loss	-	-	-	-	(32)	100	(32)	100
Finance costs	772	1,679	253	262	5	15	1,030	1,956
Depletion, depreciation and amortization	12,564	17,220	5,476	5,581	326	601	18,366	23,402
Asset retirement obligation accretion	-	-	158	194	-	-	158	194
Gain on overlift	(120)	-	-	-	-	-	(120)	-
Loss (gain) on financial instruments	9,538	(7,568)	732	-	-	-	10,270	(7,568)
Impairment (reversal) loss	(28,170)	69,434	(3,351)	4,061	-	-	(31,521)	73,495
Income tax expense	16,361	10,122	-	-	-	-	16,361	10,122
Segmented net (loss) earnings	35,743	(64,673)	6,782	(5,820)	(8,747)	(4,049)	33,778	(74,542)

Capital expenditures
Exploration and development	6,431	5,342	11,668	1,733	-	-	18,099	7,075
Corporate	-	-	-	-	29	168	29	168
Total capital expenditures	6,431	5,342	11,668	1,733	29	168	18,128	7,243

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at September 30, 2021			As at December 31, 2020
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	25,582	2,924	28,506	6,594	2,821	9,415
Intangible exploration and evaluation assets	661	584	1,245	-	584	584
Property and equipment
Petroleum and natural gas assets	93,114	79,538	172,652	70,331	69,728	140,059
Other assets	1,478	22	1,500	1,985	11	1,996
Other	43,570	5,463	49,033	33,571	2,162	35,733
Deferred taxes	4,408	-	4,408	3,723	-	3,723
Segmented assets	168,813	88,531	257,344	116,204	75,306	191,510
Non-segmented assets			9,919			9,637
Total assets			267,263			201,147

Liabilities
Accounts payable and accrued liabilities	34,101	8,291	42,392	14,342	2,040	16,382
Overlift liability	15,431	-	15,431	-	-	-
Derivative commodity contracts	2,714	571	3,285	398	-	398
Long-term debt	-	6,882	6,882	14,897	6,567	21,464
Asset retirement obligation	-	13,519	13,519	-	13,042	13,042
Lease obligation	639	133	772	1,466	302	1,768
Deferred taxes	4,408	-	4,408	3,723	-	3,723
Segmented liabilities	57,293	29,396	86,689	34,826	21,951	56,777
Non-segmented liabilities			8,363			6,075
Total liabilities			95,052			62,852

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2021	2020	2021	2020
Operating activities
(Increase) decrease in current assets
Accounts receivable	(15,389)	7,320	(19,034)	(1,188)
Prepaids and other	(673)	1,058	126	1,341
Product inventory[1]	3,181	(2,511)	5,079	2,340
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities[2]	27,150	(9,554)	30,494	(7,752)
Other long-term liabilities	376	15	691	(453)
Total changes in non-cash working capital	14,645	(3,672)	17,356	(5,712)

Investing activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities[2]	5,642	(1,883)	7,989	(2,545)
Total changes in non-cash working capital	5,642	(1,883)	7,989	(2,545)

Financing activities
Increase (decrease) in current liabilities
Other liabilities	3	-	(6)	-
Total changes in non-cash working capital	3	-	(6)	-
1	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.
2	Includes change in overlift liability.